UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of March 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

VEOLIA ENVIRONMENTAL SERVICES DELIVERS A NEW PFI1 WITH SUCCESS, IN WEST BERKSHIRE, UNITED KINGDOM

Paris, March 17 2008 - West Berkshire Council has awarded Veolia Environmental Services (UK) Plc a 25-year integrated PFI waste contract representing cumulative total revenues of 667 million euros and is targeting a long-term 49% recycling rate as part of a major boost to recycling in the area. The decision strengthens Veolia’s position as the UK PFI waste market leader and follows its nomination by the Council as preferred bidder on 30 May 2007.

Executive Councillor of West Berkshire Council, Geoff Findlay said: “This contract will meet the waste needs of West Berkshire for the next 25 years. It will provide a recycling rate of at least 49%, the diversion of 79% of household waste away from landfill and enhanced kerbside collection of recyclables in line with requests from local residents”.

The contract covers the Council’s waste collection, recycling, disposal and street cleansing services. Veolia Environmental Services will construct and operate materials recovery, waste transfer, composting and household waste recycling facilities. Waste arisings in West Berkshire amount to 100,000tpa and West Berkshire Council has been awarded €37,4million by Defra in PFI credits.

Denis Gasquet, CEO Veolia Environmental Services said: “Our integrated approach means we can deliver both the expansion of recycling services and waste infrastructure investment West Berkshire needs to meet its recycling and landfill diversion targets”.

Denis Gasquet added: “At a time when Defra is increasing its funding for waste PFIs we are delighted we can demonstrate our commitment to deliver sustainable integrated waste management. Our approach combines innovative collection and recycling services for residents and efficient and reliable waste treatment and disposal which are a pre-requisite for municipal authorities.”

Geoff Findlay concluded: “Full implementation will see the Council ranked as one of the best in the country for the sustainable treatment of its household waste.”

Further information can be obtained by visiting the website:

www.veolia.co.uk

Veolia Environmental Services, the division of Veolia Environnement in charge of waste management business, is the only provider of a full range of services for hazardous and non-hazardous solid and liquid waste all over the world. The company provides waste management and logistics services (collection, pipe systems maintenance, cleaning, waste flow management), as well as materials recovery and recycling. Veolia Environmental Services generated revenue of €9.2 billion in 2007. www.veoliaes.com

Veolia Environnement is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €32.6 billion in 2007. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 17, 2008

VEOLIA ENVIRONNEMENT

By:	/s/ Alain Tchernonog Name: Alain Tchernonog Title: General Secretary